LORUS THERAPEUTICS INC.

EXECUTIVE EMPLOYMENT AGREEMENT

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made the 21st day of September, 2006

BETWEEN:

LORUS THERAPEUTICS INC.

(the “Corporation”)

- and –

DR. AIPING YOUNG

(the “Executive”)

RECITALS:

A.	The Corporation is a member of a group of companies comprising Lorus Therapeutics Inc. and its Affiliates from time to time (the “Lorus Group”) and is involved in the biopharmaceutical business specializing in the development and commercialization of pharmaceutical products and technologies.

B.	The Executive is currently employed by the Corporation in the position of Chief Operating Officer.

C.	The terms and conditions of the Executive’s employment by the Corporation are currently governed by the Employment Agreement entered into between the Executive and the Corporation, effective October 29, 1999.

D.	The Corporation wishes to continue the Executive’s employment in the position of President and Chief Executive Officer.

E.	The Corporation and the Executive have agreed to enter into a new Employment Agreement to formalize in writing the terms and conditions reached between them governing the Executive’s continuing employment with the Corporation in the position of President and Chief Executive Officer;

NOW THEREFORE in consideration of the covenants in this Agreement and for other good and valuable consideration, including, without limitation, the grant of stock options described herein, the receipt and sufficiency of which are acknowledged by the parties, the parties agree as follows:

1.	Definitions

In this Agreement,

“Affiliate” means any company that is an affiliate of the Corporation as defined under the Securities Act (Ontario);

“Agreement” means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time;

“Basic Salary” has the meaning set out in section 4.1;

“Benefits” has the meaning set out in section 4.2;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

“Change in Control” means:

(a)	the initial acquisition by any Person, or any Persons acting jointly or in concert, whether directly or indirectly, of Voting Shares of the Corporation which, together with all other Voting Shares of the Corporation held by such persons, constitutes, in the aggregate, more than 50% of all outstanding Voting Shares of the Corporation (an “Acquisition”);

(b)	an amalgamation, arrangement or other form of business combination of the Corporation with another corporation which results in the holders of voting shares of that other corporation holding, in the aggregate, more than 50% of all outstanding Voting Shares of the Corporation resulting from the business combination (an “Arrangement”);

(c)	a sale, disposition, lease or exchange to or with another Person or Persons (other than an Affiliate) of assets of the Corporation representing 50% or more of the net book value of the assets of the Corporation, determined as of the date of the most recently published audited annual or unaudited quarterly interim financial statements of the Corporation (a “Sale”); or

(d)	a change in the composition of the Board over any twelve (12) month period such that more than 50% of the individuals who were directors of the Corporation at the beginning of the period are no longer directors at the end of the period, unless such change is a consequence of normal attrition or as a result of a decision of the Board;

For greater certainty, “Change in Control” does not include: (1) an Acquisition, Arrangement or Sale which is undertaken for the purposes of financing the Corporation or (2) an Acquisition, Arrangement or Sale in which substantially all of the assets of the Corporation are sold, disposed of, leased or exchanged to a corporation with substantially the same ownership of Voting Shares as those of the Corporation immediately preceding such Acquisition, Arrangement or Sale or (3) any other capital reorganization of the Corporation.

“Competitive Business” means any business involved anywhere in the world in developing, producing, distributing, selling or licensing pharmaceutical goods, in any media now existing or hereafter developed, and/or services relating to pharmaceutical products and technologies in the same therapeutic categories as those in which the Corporation is actively involved;

“Confidential Information” means all confidential or proprietary information, intellectual property (including trade secrets) and confidential facts relating to the business or affairs of the Lorus Group, its clients or its suppliers (excluding general skills and knowledge), whether or not originated by the Executive;

“Developments” means all discoveries, inventions, designs, works of authorship, improvements and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and copies of records relating to the foregoing, that are owned by the Lorus Group or that:

(a)	result or derive from the Executive’s employment or from the Executive’s knowledge or use of Confidential Information;

(b)	are conceived or made by the Executive (individually or in collaboration with others) during the term of the Executive’s employment by the Corporation;

(c)	result from or derive from the use or application of the resources of the Lorus Group; or

(d)	relate to the business operations of or actual or demonstrably anticipated research and development by the Lorus Group;

“Directors and Officers Alternate Compensation Plan” means the plan established, subject to shareholder approval, to permit the Corporation to discharge certain of its compensation obligations to its directors and senior officers through the issuance of common shares of the Corporation;

“Disability” means the mental or physical state of the Executive such that the Executive has been unable as a result of illness, disease, mental or physical disability or similar cause, as determined by a legally qualified medical practitioner selected by the Corporation, to fulfill the Executive’s obligations under this Agreement either for any consecutive 180-day period or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period;

“Employment Period” has the meaning set out in section 2;

Good Reason” means the occurrence of any of the following upon, or prior to the expiry of the eighteen (18) month period following, a Change in Control, unless the Executive provides express written consent thereto:

(a)	Change in Duties. The assignment to the Executive of any duties inconsistent with the Executive’s status as President and Chief Executive Officer, or a material change in the nature or status of the Executive’s responsibilities, or a material change in the duties or reporting relationships of the Executive, in each case from those in effect immediately prior to a Change in Control of the Corporation;

(b)	Reduced Base Salary. A material reduction by the Corporation in the Executive’s annual base salary as in effect on the date hereof or as the same may be increased from time to time or the failure by the Corporation to grant the Executive a salary increase at a rate commensurate with the increases accorded to other key executives of the Corporation at the Executive's status and level of seniority with the Corporation;

(c)	Reduced Bonus Entitlement. A material reduction by the Corporation in the Executive’s bonus entitlement;

(d)	Relocation. The Corporation requiring the Executive to be based anywhere other than within the greater metropolitan area where the Executive is primarily based at the time of a Change in Control of the Corporation, except for required travel on the Corporation’s business to an extent substantially consistent with the Executive’s travel obligations in the ordinary course of business immediately prior to the Change in Control of the Corporation;

(e)	Pension Plan, Benefit Plans and Perquisites. The failure by the Corporation to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive under the Pension Plans, or any retirement arrangement established for the Executive, or any of the Corporation’s life insurance, medical, health, and accident, disability or savings plans in which the Executive was participating at the time of a Change in Control of the Corporation; the taking of any action by the Corporation that would directly or indirectly materially reduce any such benefits or deprive the Executive of any material perquisite enjoyed by the Executive at the time of the Change in Control, including, without limitation and to the extent applicable, car allowance, secretarial services, office space, telephones, computer facilities, expense reimbursement or other such perquisites to which the Executive is entitled at the time of the Change in Control;

(f)	Share Options. The failure by the Corporation to grant the Executive any portion of the share options to which the Executive is entitled pursuant to this Agreement and the Corporation’s Stock Option Plan in effect at the time of the Change in Control without the Executive’s consent; or

(g)	any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction;

Any event, act or omission which constitutes Good Reason within the meaning of this definition shall be deemed not to be Good Reason if the Executive fails to object within sixty (60) days of learning of the event, act or omission or, if the event, act or omission is curable and is cured in its entirety by the Corporation within thirty (30) days of written notice. The Executive shall have sixty (60) days upon learning of the event, act or omission to give notice in writing to the Corporation stating the Executive’s basis for the Executive’s position that there is Good Reason. Upon the receipt of such written notice, the Corporation shall have thirty (30) days to cure the event, act or omission in its entirety and if so cured there shall be deemed to be no Good Reason.

“Just Cause” means: (i) theft, fraud, dishonesty or misconduct by the Executive involving the property, business or affairs of the Lorus Group or the carrying out of the Executive’s duties; (ii) any material breach or non-observance by the Executive of any term of this Agreement (other than those listed in (iii)) that is capable of correction, after notice by the Corporation of the failure to do so and an opportunity for the Executive to correct the same within a reasonable time from the date of receipt of that notice and which breach or non-observance would constitute just cause for the termination of this Agreement and the Executive’s employment hereunder at common law; or (iii) any breach or non-observance or threatened breach or non-observance of any of sections 9, 10, 11, 12 or 13;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Share Option Plan” means the Corporation’s Stock Option Plan as the same is in effect at any relevant time;

“Stock Option Agreement” means any agreement required to be executed and delivered pursuant to the Share Option Plan”

“Stop Work Notice” has the meaning set out in section 8.3;

“Termination Date” has the meaning set out in section 8.2;

“Voting Shares” means any securities of the Corporation ordinarily carrying the right to vote at elections of directors of the Corporation or such Affiliate, provided that if any such security shall at any time carry the right to cast more than one vote for the election of directors, such security shall, when and so long as it carries such right, be considered for the purposes of this Agreement to constitute and be such number of securities of the Corporation as is equal to the number of votes for the election of directors that may be cast by its holder; and

“Year of Employment” means any 12-month period commencing on the date of commencement of the Executive’s employment under this Agreement contained in Schedule “A” or on any anniversary of that date.

2.	Employment and Term

The Corporation will employ the Executive, and the Executive will serve the Corporation in the office set forth in Schedule “A”, with effect from the date contained in Schedule “A”, until the effective date that the Executive’s employment is terminated in accordance with section 8 hereof (the “Employment Period”).

3.	Nature of Employment

3.1.          The Executive will perform the duties of the office as outlined in Schedule “A”.

3.2.          During the Employment Period, the Executive will faithfully, honestly and diligently serve the Corporation and the Lorus Group. The Executive will (except in the case of illness or accident) devote all of the Executive’s business time and attention to the Executive’s employment and will use the Executive’s best efforts to promote the interests of the Corporation. Notwithstanding the foregoing, the Executive may, with the prior written consent of the board of directors of the Corporation, which consent will not be unreasonably withheld, serve on the board of directors of other corporations or accept part-time unpaid academic appointments, provided that any such board or academic appointment does not interfere with the performance of the Executive’s obligations hereunder, is not a Competitive Business and provides, in a manner satisfactory to the board of directors of the Corporation, for the adequate protection of any intellectual property arising out of or in connection with such appointment. Unless otherwise specified in Schedule “A”, the Executive appreciates that the Executive’s duties may involve travel from the Executive’s place of employment (both within and outside of the country in which that place is located), and the Executive agrees to travel as reasonably required in order to fulfill the Executive’s duties.

3.3.          The Executive will comply with all rules, regulations and instructions of the Corporation now in force, or that may be adopted from time to time, and communicated by the Corporation to its executives generally.

4.	Remuneration

4.1.          Basic Remuneration. The Corporation will pay the Executive a gross annual salary (the “Basic Salary”) as provided in Schedule “A”. The Basic Salary will be payable in equal instalments in accordance with the practices of the Corporation applicable to its other senior executives. The Corporation will review the Executive’s Basic Salary annually, with a view to considering increases, as appropriate.

4.2.          Benefits. The Executive will be entitled to participate in all benefit plans, funds or arrangements available from time to time to senior executive officers of the Corporation (the “Benefits”) (currently the benefits set out in Schedule “A”).

4.3.          Bonus Remuneration. The Executive will be entitled to receive bonus remuneration, if any, in respect of each Year of Employment during the Employment Period, or any part thereof, as the board of directors of the Corporation, in its sole discretion, may authorize in accordance with the terms of any management incentive compensation plan of the Corporation in effect from time to time. The Executive’s current bonus target is as set forth in Schedule “A”.

4.4.          Share Options.

4.4.1	the Executive shall, within seven (7) days following the effective date of this Agreement (as set out in Schedule “A”), receive a grant of 1,000,000 options to acquire common shares in the capital of the Corporation pursuant to the Corporation’s 2003 Share Option Plan, subject to the execution and delivery by the Executive of a duly completed Stock Option Agreement.

4.4.2	the Executive shall be eligible to receive a grant of options to acquire up to 500,000 common shares in the capital of the Corporation per Year of Employment during the Employment Period pursuant to the Share Option Plan in respect of the attainment of those corporate performance objectives during the previous fiscal year to be determined by the board of directors in its sole discretion. Share options will be granted, if at all, to the extent that the board of directors of the Corporation, in its sole discretion, may determine.

4.4.3	subject to the last sentence of this paragraph, the Executive shall be eligible to receive a grant of an additional 1,000,000 options to acquire common shares in the capital of the Corporation provided that within a three (3) year period following the effective date of this Agreement (as set out in Schedule "A"), the price of the Corporation's common shares on the Toronto Stock Exchange (or such other exchange on which the majority of the Corporation's common shares are traded) exceed $1.00 per share for a period of ninety (90) consecutive calendar days; other than if such increase in the Corporation's share price occurs by way of (i) consolidation, amalgamation, arrangement, including an Arrangement, Amalgamation or Sale of the Corporation with or into any other corporation resulting in any reclassification of the outstanding common shares (provided that the foregoing shall not be deemed to include any transaction that creates value for shareholders of the Corporation), (ii) any change of the common shares into other securities, or (iii) any other capital reorganization of the Corporation, including, without limitation, a consolidation or other reclassification of the securities of the Corporation; all as determined by the board of directors of Corporation in its sole discretion. For greater clarity, the intention of the foregoing grant of options is to recognize shareholder value created by the Executive during the term of her employment with the Corporation and the board of directors of the Corporation shall have regard to this in determining whether the foregoing milestone has been met.

4.5           Communication of Annual Objectives. Prior to the commencement of each Year of Employment throughout the Employment Period, the Chair of the board of directors of the Corporation will provide a written communication to the Executive setting out:

4.5.1	the corporate objectives relating to the employment of the Executive for the ensuing fiscal year of the Corporation;

4.5.2	the Basic Salary of the Executive during the ensuing fiscal year;

4.5.3	the potential bonus to which the Executive may become entitled during the ensuing fiscal year and the basis of calculation thereof; and

4.5.4	the stock options to which the Executive may become entitled;

in each case as the same have been determined by the Compensation Committee of the board of directors of the Corporation and approved by the board of directors.

5.	Expenses

5.1.          Travel and Related Expenses. The Corporation will, upon presentation of expense statements or receipts and any other supporting documentation as the Corporation may reasonably require, pay or reimburse the Executive in accordance with the Corporation’s expense policies for all travel and out-of-pocket expenses reasonably incurred or paid by the Executive in the performance of the Executive’s duties and responsibilities.

5.2.          Automobile. The Corporation will provide the Executive with an annual automobile allowance as set out in Schedule “A”, such automobile allowance to be inclusive of all costs, including without limitation, the purchase or lease and maintenance of the Executive’s automobile.

5.3.          Memberships. The Corporation will pay, on behalf of the Executive, the cost of annual memberships as set out in Schedule “A”.

6.	Vacation

The Executive will be entitled during each Year of Employment during the Employment Period to vacation time with pay as provided in Schedule “A”. Vacation will be taken by the Executive at times reasonably acceptable to the Corporation having regard to its operations. The Corporation acknowledges that the Executive currently has 76 days of accrued vacation which the Executive remains entitled to exercise at time or times mutually agreeable to the Executive and the Corporation. However, the Executive agrees and acknowledges that, with respect to the Executive’s vacation entitlements which accrue following the effective date of this Agreement and the Executive’s employment hereunder, if the Executive has not taken the full vacation to which the Executive is entitled in any calendar year, the Executive may, with the consent of the Chair, carry over up to one week of unused vacation to the following Year of Employment, and otherwise will lose the entitlement to the unused portion of vacation, except as provided under applicable employment legislation.

Notwithstanding the foregoing, if the Executive’s employment is terminated pursuant to section 8 below, the Executive will not be entitled to receive any payment in lieu of any vacation to which the Executive was entitled as of the date of termination and which had not already been taken by the Executive except to the extent, if any, of the payments in respect of vacation pay required under applicable employment legislation, or otherwise as approved by the board of directors of the Corporation acting in its discretion.

7.	Directors and Officers Alternative Compensation Plan

Subject to the Executive’s prior written consent, the Executive will participate in the Directors and Officers Alternative Compensation Plan. Participation in the Directors and Officers Alternative Compensation Plan shall, to the extent required, be subject to the plan being approved by the shareholders of the Corporation.

8.	Termination

8.1.	Notice. The Executive’s employment may be terminated at any time;

8.1.1.	by the Corporation without prior notice and without further obligations under this Agreement to the Executive for reasons of Just Cause or because of the occurrence of Disability;

8.1.2.	by the Executive on giving prior written notice as specified in Section 8.5, below, in the event of a Change in Control, or otherwise as specified in Schedule “A”; or

8.1.3.	in any other case by the Corporation on giving prior written notice as specified in Schedule “A”, provided that if, in the case of termination by the Corporation under this section 8.1.3, the Executive is entitled under the applicable employment legislation to a longer period of notice than that prescribed above, the notice to be given by the Corporation under this section 8.1.3 will be that minimum period of notice that is required under applicable employment legislation and no more.

The Executive’s employment will be automatically terminated, without further obligation on the part of the Corporation or the Lorus Group, upon the Executive’s death.

8.2.          Effective Date. The effective date on which the Executive’s employment will be deemed to have been terminated under this section 8 (the “Termination Date”) will be:

8.2.1.	in the case of termination under section 8.1.1, the day on which the Executive is deemed, under section 16, to have received notice from the Corporation of termination;

8.2.2.	in the case of termination under section 8.1.2 or 8.1.3, the last day of the minimum period referred to in the relevant section; and

8.2.3.	in the case of the death of the Executive, on the date of the Executive’s death.

8.3.          Immediate Departure.

8.3.1.	Stop Work Notice. Notwithstanding the foregoing, where the Corporation is giving or has given written notice to the Executive pursuant to sections 8.1.2 and 8.1.3 above, the Corporation will have the right, at any time prior to the end of the Employment Period, by giving notice to the Executive to that effect (a “Stop Work Notice”), to require that the Executive cease to perform the Executive’s duties and responsibilities and cease attending at the Corporation’s premises immediately upon the giving of the Stop Work Notice. The Executive will, as requested in these circumstances, resign all offices held in the Lorus Group.

If a Stop Work Notice is given, the Corporation will, subject to subsection 8.3.2, continue to pay the Executive to the end of the Employment Period. For that purpose, in calculating the Executive’s entitlement to Basic Salary and bonus remuneration, if any, the Executive will be considered to have been actively employed by the Corporation to the end of the Employment Period. The Executive will be entitled to Benefits only if permitted by the terms of any fund, plan or arrangement. To the extent that continued participation is not permitted, the Corporation will pay to the Executive the amount of contributions the Corporation would otherwise have been required to make with respect to any relevant fund, plan or arrangement to the end of the Employment Period.

8.3.2.	Mitigation. Subject to this section, the Executive will not be required to mitigate the Executive’s loss, or to account to the Corporation for any amount earned that might otherwise be considered to mitigate the liability of the Corporation to make the payments described above.

However, if the Executive accepts alternative employment during the notice period:

8.3.2.1.              all obligations of the Corporation in respect of the continuation of benefits or payments of premiums in lieu will cease with effect as of the date of commencement of the alternative employment;

8.3.2.2.              the Corporation will, within 14 days after receiving the notice referred to in subsection 8.3.2.3, pay to the Executive an amount equal to one-half of the Basic Salary that would otherwise have been paid to the end of the Employment Period. Payment of this amount will be in lieu of the further payments contemplated by subsection 8.3.1. Upon such payment, the Executive will provide to the Corporation, appropriate releases, resignations and other similar documentation; and

8.3.2.3.              the Executive will advise the Corporation forthwith of the acceptance of any employment relevant to this paragraph.

8.4.	Lump Sum Payment.

8.4.1.	Payment in Lieu of Notice. Notwithstanding section 8.3 above, where the Executive has been given notice of termination under section 8.1.3 above, the Corporation will be entitled to immediately terminate the employment of the Executive (the “End Date”) upon the payment to the Executive, within 14 days thereof, in addition to accrued and unpaid Basic Salary and earned bonuses to that date, a lump sum payment equal to the Basic Salary and Bonus Remuneration which the Executive would otherwise have been entitled to receive during the relevant notice period referred to in section 8.1.3 and less any amounts owing by the Executive to the Corporation. The Executive will provide to the Corporation appropriate resignations, releases and other similar documentation. For the purposes of this payment, “Bonus Remuneration” shall be calculated based on the amount of Bonus Remuneration paid to the Executive in respect of the last fiscal year completed prior to the End Date, calculated pro-rata over the relevant notice period referred to in Section 8.1.3.

8.4.2.	Benefits. In addition to the payments referred to in subsection 8.4.1 above, the Executive will be entitled to Benefits, to the extent permitted by the terms of any fund, plan or arrangement, and, if so permitted, the Corporation will continue to make the contributions required to be made with respect to any such fund, plan or arrangement, during the relevant period to which the lump sum payment relates. To the extent that the terms of any fund, plan or arrangement do not permit the Executive to continue to receive the Benefits, the Corporation will pay to the Executive, in lieu of such Benefits, an additional amount equal to the amount which the Corporation would have been required to contribute pursuant to the terms of any fund, plan or arrangement in respect of any Executive during the relevant period to which the lump sum payment relates.

8.4.3	Share Options. Subject to the terms of the Share Option Plan, the approval of the board of directors and regulatory approval, all share options granted to the Executive which remain unvested as of the End Date shall vest on the first day following the End Date. Subject to approval of the board of directors and regulatory approval, the Executive shall have twelve (12) months following the End Date during which to exercise all of the Executive’s vested share options, including such share options which vest prior to and following the End Date. Other than as described herein, The Executive shall have no further entitlements with respect to the grant or vesting of share options following the End Date.

8.5.	Change in Control. Upon the occurrence a Change in Control; and:

(i)	the termination of the Executive’s employment by the Corporation for any reason other than Just Cause or the Executive’s Death or Disability; or

(ii)	where the Executive terminates her employment with the Corporation for Good Reason,

either upon the occurrence of a Change in Control or at any time prior to the expiry of the eighteen (18) month period following a Change in Control, and following the delivery of written notice of termination by the Executive to the Corporation, the Executive shall be entitled to terminate this Agreement and the Executive’s employment hereunder, and shall be entitled to receive within fourteen (14) days following the effective date of such termination by the Executive (the “End Date”), and in lieu of any other amounts to which the Executive may otherwise be entitled upon termination of the Executive’s employment, including, without limitation, under any other section of this Agreement, the following:

8.5.1	Lump-Sum Payment. In addition to accrued and unpaid Basic Salary and earned bonuses to the End Date, a lump sum payment equal to the Basic Salary and Bonus Remuneration which the Executive would otherwise have been entitled to receive for a minimum period of twenty-four (24) months, plus one additional month for each Year of Employment completed as of the date on which such notice of termination is given (“Severance Period”), less any amounts owing by the Executive to the Corporation. For the purposes of this payment, “Bonus Remuneration” shall be calculated based on the amount of Bonus Remuneration paid to the Executive in respect of the last fiscal year completed prior to the End Date, calculated pro-rata over the Severance Period.

8.5.2	Benefits. In addition to the payments referred to in subsection 8.5.1, above, the Executive will be entitled to Benefits, to the extent permitted by the terms of any fund, plan or arrangement, and, if so permitted, the Corporation will continue to make the contributions required to be made with respect to any such fund, plan or arrangement, during the Severance Period. To the extent that the terms of any fund, plan or arrangement do not permit the Executive to continue to receive the Benefits, the Corporation shall pay to the Executive, in lieu of such Benefits, an additional amount equal to the amount which the Corporation would have been required to contribute pursuant to the terms of any fund, plan or arrangement in respect of any Executive during the relevant period to which the lump sum payment relates.

8.5.3	Share Options. Subject to the terms of the Share Option Plan, the approval of the board of directors and regulatory approval, all share options granted to the Executive which remain unvested as of the End Date shall vest on the first day following the End Date. Subject to approval of the board of directors and regulatory approval, the Executive shall have twelve (12) months following the End Date during which to exercise all of the Executive’s vested share options, including such share options which vest prior to and following the End Date. Other than as described herein, The Executive shall have no entitlements with respect to the grant or vesting of share options following the End Date.

8.6.          No Other Entitlement. Except as provided above in this section 8, where the Executive’s employment has been terminated by the Executive or terminated or deemed to have been terminated by the Corporation for any reason, the Executive will not be entitled, except to the extent required under any mandatory employment standard under the applicable employment legislation, to receive any payment as termination pay, severance pay, pay in lieu of notice, or as damages. Except as to any entitlement as provided above, the Executive hereby waives any claims the Executive may have against the Corporation for or in respect of termination pay, severance pay, or on account of loss of office or employment or notice in lieu thereof or damages in lieu thereof (other than rights to accrued and unpaid Basic Salary and vacation pay and to reimbursement for expenses pursuant to section 5.1). Payments to the Executive upon termination in accordance with this Agreement by the Corporation will be deemed to include and to satisfy entitlement to termination pay, vacation pay and severance pay pursuant to the applicable employment legislation to the extent of those payments. Receipt by the Executive of payments in accordance with this Agreement will be deemed to constitute a full and final release and discharge by the Executive of the Corporation, the Lorus Group and all of its directors, officers and agents (for each of whom the Corporation contracts as a trustee) from all claims including, without limitation, any claims in respect of the Executive’s hiring by, employment with and termination of employment with the Corporation.

9.	No Conflicting Obligations

9.1.	The Executive warrants to the Corporation that:

9.1.1.	the performance of the Executive’s duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the proprietary information of any third party; and

9.1.2.	the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive’s obligations as an employee of the Corporation or that may affect the Corporation’s interest in the Developments.

9.2.	The Executive will not, in the performance of the Executive’s duties as an employee of the Corporation:

9.2.1.	improperly bring to the Corporation or use any trade secrets, confidential information or other proprietary information of any third party; or

9.2.2.	knowingly infringe the intellectual property rights of any third party.

10.	Confidential Information

The Executive agrees that the Confidentiality Agreement executed by the Executive on October 29, 1999 remains in full force and effective following the effective date of this Agreement and forms part of this Agreement.

11.	Competition and Solicitation

11.1.        Non-Competition. The Executive acknowledges that employment by the Corporation will give the Executive access to the Confidential Information, and that the Executive’s knowledge of the Confidential Information will enable the Executive to put the Corporation at a significant competitive disadvantage if the Executive is employed or engaged by or becomes involved in a Competitive Business. Accordingly, during the Employment Period and for the relevant period of time specified in Schedule “A” after the Termination Date, the Executive will not, directly or indirectly, individually or in partnership or in conjunction with any other Person:

11.1.1.	be engaged, directly or indirectly, in any manner whatsoever, including, without limitation, either individually or in partnership, jointly or in conjunction with any other person, or as an employee, consultant, adviser, principal, agent, member, shareholder or proprietor in any Competitive Business; or

11.1.2.	advise, invest in, lend money to, guarantee the debts or obligations of, or otherwise have any other financial or other interest (including an interest by way of royalty or other compensation arrangements) in or in respect of any Person which carries on a Competitive Business.

The restrictions in section 11.1 above will not prohibit the Executive from (i) holding not more than five percent of the issued shares of a public company listed on any recognized stock exchange or traded on any bona fide “over the counter” market anywhere in the world or (ii) with the prior written consent of the board of directors of the Corporation, which consent will not be unreasonably withheld, serve on the board of directors of other corporations or accept part-time unpaid academic appointments, provided that any such board or academic appointment does not interfere with the performance of the Executive’s obligations hereunder, is not a Competitive Business and provides, in a manner satisfactory to the board of directors of the Corporation, for the adequate protection of any intellectual property arising out of or in connection with such appointment.

For greater certainty, the Executive’s obligations under this section 11.1 are in addition to the obligations respecting disclosure and use of Confidential Information pursuant to the Confidentiality Agreement referred to in section 10.

11.2.   No Solicitation of Clients and Suppliers. The Executive acknowledges the importance to the business carried on by the Lorus Group of the client and supplier relationships developed by it and the unique opportunity that the Executive’s employment and the Executive’s access to the Confidential Information offers to interfere with these relationships. Accordingly, the Executive will not while employed or engaged by the Lorus Group and for the period of time specified in Schedule “A”, directly or indirectly, contact or solicit any person who the Executive knows to be a prospective, current or former client or supplier of the Lorus Group for the purpose of selling to the client or buying from the supplier any products or services that are the same as or substantially similar to, or in any way competitive with, the products or services sold or purchased by the Lorus Group during the Executive’s Employment or at the end thereof, as the case may be.

11.3.    No Solicitation of Employees. The Executive acknowledges the importance to the business carried on by the Lorus Group of the human resources engaged and developed by it and the unique access that the Executive’s employment offers to interfere with these resources. Accordingly, the Executive will not during the Employment Period and for the period of time specified in Schedule “A”, induce or solicit, attempt to induce or solicit or assist any third party in inducing or soliciting any employee or consultant of the Lorus Group, to leave the Lorus Group or to accept employment or engagement elsewhere.

11.4.   Independent Covenants. Each of sections 11.1, 11.2 and 11.3 will be construed as constituting obligations independent of any other obligations in this Agreement. The existence of any claim or cause of action the Executive may have or assert against the Corporation, whether based on this Agreement or otherwise, will not constitute a defence to the enforcement by the Corporation of any of the covenants and agreements in the foregoing sections.

12.	Intellectual Property Rights

12.1.       Ownership. All Developments will be the exclusive property of the Lorus Group and the Lorus Group will have sole discretion to deal with Developments. For greater certainty, all work done during the Employment Period by the Executive for the Corporation or a member of the Lorus Group is a work for hire of which the Corporation or the member of the Lorus Group, as the case may be, is the first author for copyright purposes and in respect of which all copyright will vest in the Corporation or the relevant member of the Lorus Group, as the case may be.

12.2.        Records. The Executive will keep complete, accurate and authentic notes, reference materials, data and records of all Developments in the manner and form requested by the Corporation. All these materials will be Confidential Information upon their creation.

12.3.        Moral Rights. The Executive hereby irrevocably waives all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect) or similar legislation in any applicable jurisdiction, or at common law, that the Executive may have now or in the future with respect to the Developments, including, without limitation, any rights the Executive may have to have the Executive’s name associated with the Developments or to have the Executive’s name not associated with the Developments, any rights the Executive may have to prevent the alteration, translation or destruction of the Developments, and any rights the Executive may have to control the use of the Developments in association with any product, service, cause or institution. The Executive agrees that this waiver may be invoked by the Corporation, and by any of its authorized agents or assignees, in respect of any or all of the Developments.

12.4.        Further Assurances. The Executive will do all further things that may be reasonably necessary or desirable in order to give full effect to the foregoing. If the Executive’s co-operation is required in order for the Lorus Group to obtain or enforce legal protection of the Developments following the termination of the Executive’s employment, the Executive will provide that co-operation so long as the Corporation pays to the Executive reasonable compensation for the Executive’s time at a rate to be agreed, provided that the rate will not be less than the last basic salary or compensation rate paid to the Executive by the Corporation during the Executive’s employment.

13.	Warranties. Covenants and Remedies

13.1.       The obligations of the Executive as set forth in sections 9, 10, 11 and 12 of this Agreement will be deemed to have commenced as of the date on which the Executive was first employed by the Lorus Group. The Executive warrants that the Executive has not, to date, breached any of the obligations set forth in any of those sections. Any breach or threatened breach of those sections by the Executive will constitute Just Cause for immediate termination of the Executive’s employment or engagement by the Corporation.

13.2.       The Executive understands that the Lorus Group has expended significant financial resources in developing its products and the Confidential Information. Accordingly, a breach or threatened breach by the Executive of any of sections 9, 10, 11, 12 or 13.1 could result in unfair competition with the Lorus Group and could result in the Lorus Group and its shareholders suffering irreparable harm that is not capable of being calculated and that cannot be fully or adequately compensated by the recovery of damages alone. Accordingly, the Executive agrees that the Corporation will be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Corporation or the Lorus Group may become entitled.

13.3.       The Executive’s obligations under each of sections 9,10,11,12,13.1 and 13.2 are to remain in effect in accordance with each of their terms and will exist and continue in full force and effect despite any termination, breach or repudiation, or alleged breach or repudiation, of this Agreement or the Executive’s employment (including, without limitation, the Executive’s wrongful dismissal) by the Corporation or the Lorus Group.

14.	Co-operation by Executive

The Executive will co-operate in all respects with the Corporation if a question arises as to whether the Executive has a Disability. Without limitation, the Executive will authorize the Executive’s medical doctor or other health care specialist to discuss the condition of the Executive with the Corporation and will as reasonably requested by the Corporation submit to examination by a medical doctor or other health care specialist selected by the Corporation.

15.	Employers and Employees Act Not to Apply

The Corporation and the Executive agree that section 2 of the Employers and Employees Act (Ontario) or other similar provisions in Applicable Employment Legislation will not apply to or in respect of this Agreement or the employment of the Executive hereunder.

16.	Notices

Any notice or other communication required or permitted to be given hereunder must be in writing, and must be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided, except that any notice of termination by the Corporation under section 8 above must be hand-delivered or given by registered mail. Any notice or other communication, if mailed by registered mail, will be deemed to have been received on the day that mail is delivered by the post office, or if sent by facsimile, will be deemed to have been received on the Business Day following the sending, or if delivered by hand to the Executive will be deemed to have been received at the time it is delivered to the Executive or, if delivered to the Executive or the Corporation at the applicable address noted in Schedule “A”, when it is delivered either to the individual designated in Schedule “A” or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications must be addressed as set out in Schedule “A”.

17.	Headings

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

18.	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision.

19.	Entire Agreement

This Agreement, the attached Schedule “A” and the Confidentiality Agreement referred to in section 10 constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. This Agreement supersedes and replaces all prior agreements, if any, written or oral, with respect to the Executive’s employment by the Corporation, including the Employment Agreement entered into by the Executive and the Corporation, effective October 29, 1999, and any rights which the Executive may have by reason of any prior agreement or by reason of the Executive’s prior employment, if any, by the Lorus Group. There are no warranties, representations or agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by the Corporation, the Lorus Group or its directors, officers and agents (for each of whom the Corporation contracts as trustee) to the Executive, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any representation, opinion, advice or assertion of fact, except to the extent aforesaid.

20.	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

21.	Governing Law and Attornment

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario. The parties attorn to the non-exclusive jurisdiction of the Courts of Ontario.

22.	Counterparts

This Agreement may be signed in counterparts. Each counterpart will constitute an original document and all counterparts, taken together, will constitute one and the same instrument. Executed counterparts may be delivered by telecopier or other electronic delivery.

23.	Acknowledgement

The Executive acknowledges that:

(i)	the Executive has received a copy of this Agreement;

(ii)	the Executive has had sufficient time to review and consider this Agreement thoroughly;

(iii)	the Executive has read and understands the terms of this Agreement and the Executive’s obligations under this Agreement;

(iv)	the restrictions placed upon the Executive by this Agreement are reasonably necessary to protect the Lorus Group proprietary interests in the Confidential Information and the Developments, and will not preclude the Executive from being gainfully employed in a suitable capacity following termination of the Executive’s employment by the Corporation, given the Executive’s general knowledge and experience;

(v)	the Executive has been given an opportunity to obtain independent legal advice, or other advice as the Executive may desire, concerning the interpretation and effect of this Agreement, and by signing this Agreement the Executive has either obtained advice or voluntarily waived the Executive’s opportunity to receive same; and

(vi)	the Agreement is entered into voluntarily by the Executive.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT UNDER THEIR RESPECTIVE SEALS.

LORUS THERAPEUTICS INC.

Date:	September 21, 2006		By:	/s/ Graham Strachan
Chair
I agree and accept employment on these terms.

WITNESS:		)
)
)
)
/s/ Gloria Knight		)	/s/ Aiping Young		1/s
Signature of Witness		)	DR. AIPING YOUNG
		)	PRESIDENT & CEO
GLORIA A. KNIGHT		)
Witness Name (Please Print))

SCHEDULE “A”

EXECUTIVE EMPLOYMENT AGREEMENT

This schedule is attached to and forms an essential part of the executive employment agreement (the “Agreement”) between Lorus Therapeutics Inc. (the “Corporation”) and Dr. Aiping Young (the “Executive”).

1.	In accordance with section 2, the Executive’s employment with the Corporation under this Agreement will commence on September 21, 2006.

2.	In accordance with section 2, the office to be held by the Executive in the Corporation will be President and Chief Executive Officer. The Corporation may, at any time, assign the Executive to perform other functions (with the Corporation and/or any of its Affiliates) that are consistent with the Executive’s skill and experience and the position of President and Chief Executive Officer.

3.	In accordance with section 3.1, the undersigned has agreed to perform the duties of the office of President and Chief Executive Officer in accordance with paragraph 2 above and as set out in the job description attached as Appendix 1 to this Schedule “A”, as amended from time to time by the Corporation with the prior written consent of the Executive.

4.	In accordance with section 4.1, the Executive will be entitled to an annual basic salary of CDN$300,000.00 (before deduction for income taxes and other required deductions, but excluding the Benefits paid by the Corporation as provided in section 4.2 of the Agreement).

5.	In accordance with section 4.2, the Executive is currently entitled to receive the following benefits: Health (including extended health care coverage and travel assistance), Dental, Life Insurance, Short Term and Long Term Disability coverage with all premiums to be paid by the Corporation and with no deductibles, and Group RRSP. The Corporation will reimburse the Executive for vision wear to a maximum of $100 per annum.

6.	In accordance with and subject to section 4.3, the Executive shall be entitled to receive a Bonus of up to 40% of the Executive’s Basic Salary.

7.	In accordance with Section 5.2, the Executive will be provided with an annual automobile allowance of $12,000 (before deduction for income taxes) payable in equal monthly installments on the last Friday of each month.

8.	In accordance with section 5.3, the Corporation will pay annually the first $1,000 of membership fees in any health club on behalf of the Executive.

9.	In accordance with section 6, the Executive will be entitled to five (5) weeks of paid vacation annually, to be adjusted to reflect periods of employment of less than a full calendar year.

10.	In accordance with section 8.1.2, the Executive may terminate the Executive’s employment on giving to the Corporation at least four (4) months prior written notice. However, the Executive will attempt to provide as much (additional) prior notice as is possible and will, in all cases, assist fully as reasonably requested by the Corporation in effecting an orderly transition to the Executive’s successor.

11.	In accordance with section 8.1.3, the Corporation may terminate the Executive’s employment on giving to the Executive a minimum of eighteen (18) months prior written notice, plus an additional one (1) month of written notice per each Year of Employment completed as of the date on which such written notice is provided to the Executive.

12.	In accordance with section 11.1, the “Non-Competition” provisions will be valid until twelve (12) months following the Termination Date.

13.	In accordance with section 11.2, the “No Solicitation of Clients and Suppliers” provisions will be valid until twelve (12) months following the Termination Date.

14.	In accordance with section 11.3, the “No Solicitation of Employees” provisions will be valid until twelve (12) months following the Termination Date.

15.	In accordance with section 16, any notice or communication to be given or made must be addressed as follows:

if to the Executive:

7 Sandfield Road

Toronto, ON

M3B 2B5

Attention:           Dr.Aiping Young

if to the Corporation:

Lorus Therapeutics Inc.

2 Meridien Road

Toronto, ON

Attention:           Chair of Board of Directors

with copies to:

McCarthy Tétrault LLP

Suite 4700, Toronto Dominion Bank Tower

Toronto-Dominion Centre

Toronto, Ontario

M5K 1E6

Attention:	Trevor Lawson
Tel:	(416) 601-8227
Facsimile:	(416) 868-0673
Email:	tlawson@mccarthy.ca

APPENDIX 1

Job Description

Dr. Aiping Young

Dr. Aiping Young (“Young”) will be the President and Chief Executive Officer of the Corporation.

As President and Chief Executive Officer, Young will provide leadership, strategic vision, direction and effective operational execution within budget to the Corporation and its executives and employees.

Young will be responsible for developing, implementing, executing and achieving the Corporation’s strategic plans and for ensuring that the Corporation’s strategic plans and objectives are effectively communicated, both internally to the board of directors, executives and employees, and externally to the bio-technology and investment communities, including shareholders and potential investors. Young will also be responsible for securing significant partnerships with other credible biotechnology and pharmaceutical companies, for raising financing as required and for ensuring that the Corporation is able to attract, motivate and retain superior executives and employees.

Young will report to the Chair of the Corporation and will be a member of the board of directors of the Corporation.

In addition to the foregoing, Young shall have such further responsibilities consistent with the position of President and Chief Executive Officer as shall be assigned to Young by the Chair of the Corporation from time to time.

Draft: May 22, 2012

AMENDING AGREEMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

(“Amending Agreement”)

THIS AMENDING AGREEMENT is dated as of the 29 day of May, 2012

IS MADE BETWEEN

LORUS THERAPEUTICS INC.

(the “Corporation”)

- and -

DR. AIPING YOUNG

(the “Executive”)

RECITALS

A.	The Parties entered into an executive employment agreement (the “Employment Agreement”) dated September 21st, 2006.

B.	The parties wish to amend the Employment Agreement as provided herein in accordance with section 20 of the Employment Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1.	Unless the context otherwise requires, all capitalized terms not defined herein shall have the meanings assigned to them in the Employment Agreement.

2.	Section 1 of the Employment Agreement is hereby amended to delete the reference to “eighteen (18) month period” in the second line of the definition of “Good Reason” and to replace it with “thirty-six (36) month period”.

3.	Section 8.5 of the Employment agreement is hereby amended to delete the reference to “eighteen (18) month period” in the second line below section 8.5(ii) and to replace it with “thirty-six (36) month period”.

4.	The Parties hereto expressly covenant and agree that the provisions hereof shall be binding upon each of them, that the Employment Agreement will be amended and modified accordingly, that the same shall be read and construed as if the provisions hereof were therein written and that, in the event of any conflict between any of the provisions of the Employment Agreement and the provisions herein contained, the provisions herein contained shall prevail.

5.	It is hereby declared and agreed that the Employment Agreement and all covenants, clauses, provisos, powers, matters and things whatsoever contained therein, save and except as herein modified, altered or amended, shall continue in force and have application to the terms and conditions herein contained, and the Employment Agreement, save as herein modified, altered or amended, is ratified and confirmed by each of the parties hereto.

6.	This Amending Agreement may be executed in one or more counterparts. When each of the parties hereto who have executed an identical counterpart and delivered a copy thereof to each party (by personal delivery, electronic or facsimile transmission), then all the counterparts taken together shall be deemed to constitute a single identical agreement dated as of the date first set forth above.

7.	This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day, month and year first above written.

LORUS THERAPEUTICS INC.

By:	/s/ J.A.Wright
Name:	J.A.WRIGHT
Title:	CHAIRMAN, BOARD

WITNESS:

/s/ Grace Tse	/s/ Aiping Young
Signature of Witness	DR. AIPING YOUNG

Grace Tse
Witness Name (Please Print)